UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

COSTAMARE INC.
(Translation of registrant’s name into English)

60 Zephyrou Street & Syngrou Avenue 17564, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press Release Dated May 23, 2011: Costamare Inc. Reports First Quarter 2011 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 23, 2011

COSTAMARE INC.

By:	/s/ Gregory G. Zikos
Name:	Gregory G. Zikos
Title:	Chief Financial Officer

COSTAMARE INC. REPORTS FIRST QUARTER 2011 RESULTS

Athens, Greece, May 23, 2011 – Costamare Inc. (“Costamare”) (NYSE: CMRE), today reported unaudited financial results for the first quarter ended March 31, 2011.

Highlights

•

Voyage revenues of $86.0 million for the three months ended March 31, 2011.

•

Voyage revenues adjusted on a cash basis of $94.0 million for the three months ended March 31, 2011.

•

Adjusted EBITDA of $61.3 million for the three months ended March 31, 2011.

•

Net income of $17.9 million or $0.30 per share for the three months ended March 31, 2011.

•

Adjusted Net Income of $22.4 million or $0.37 per share for the three months ended March 31, 2011.

•

Ordered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. of Korea five newbuild containerships, each of approximately 8,800 TEU capacity. The five newbuild containerships are expected to be delivered between the first and the third quarters of 2013. The Company has entered into long-term time charter agreements with members of the Evergreen Group for the employment of each vessel immediately upon delivery.

The acquisition is expected to be financed by cash from operations and new credit facilities; the Company has received indications of interest from major financial institutions and does not expect to use its currently committed credit line.

Both the contract price and the daily charter rate  are similar to those agreed in January 2011 regarding the three approximately 9,000 TEU newbuild containerships contracted with China Shipbuilding Trading Company Limited and Shanghai Jiangnan Changxing Heavy Industry Co., Ltd.  and chartered to Mediterranean Shipping Company S.A.  These three previously announced vessels were contracted for a price of approximately $95 million each and chartered for a period of 10 years at a daily rate of $43,000.

•

Accepted delivery of a total of eight vessels, which had been purchased during the last two quarters:

a)

The 2,020 TEU, 1991 built vessel MSC Pylos (ex Oranje) delivered on January 7, 2011

b)

The 1,162 TEU, 1995 built vessel Zagora, delivered on January 28, 2011

c)

The 3,351 TEU, 1992 built vessel, Marina (ex. Zim Hong Kong) delivered on February 28, 2011

d)

The 1,504 TEU, 1996 built vessel Prosper (ex. Forever Prosperity) delivered on March 8, 2011

e)

The 3,351 TEU, 1992 built vessel Konstantina (ex. Zim Israel) delivered on March 16, 2011

f)

The 2,203 TEU, 1991 built vessel MSC Namibia II (ex. Maersk Vermont) delivered on March 26, 2011

g)

The 2,023 TEU, 1991 built vessel, MSC Sierra II (ex. Maersk Maryland) delivered on March 29, 2011

h)

The 2,204 TEU, 1992 built vessel, MSC Sudan II (ex. Maersk Maine) delivered on March 31, 2011

•

Finalized with a major European financial institution the financing arrangements for the two newbuilding contracts entered into with Sungdong Shipbuilding & Marine Engineering Co., Ltd. in January 2011. The two newbuild containerships are expected to be delivered by the end of 2012, and the Company has entered into time charter agreements with Mediterranean Shipping Company S.A. for the employment of each containership immediately upon delivery for a period of 10 years.

•

Entered into the following chartering agreements:

a)

To charter its 1991 built 3,351 TEU c/v Karmen for a period of approximately 12 months, starting from April 22, 2011 at a daily rate of $19,400. The vessel was acquired in September 2010 for a price of $11.25 million.

b)

To charter its 1992 built 3,351 TEU c/v Marina for a period of approximately 12 months, starting from April 2, 2011 at a daily rate of $18,000. The vessel was acquired in September 2010 for a price of $11.25 million.

c)

To charter its 1991 built 2,020 TEU c/v MSC Pylos for a period of approximately 12 months, starting from February 28, 2011 at a daily rate of $9,200. The vessel was acquired in December 2010 for a price of $7.5 million.

d)

To charter its 1996 built 1,504 TEU c/v Prosper for a period of approximately 12 months, starting from April 15, 2011 at a daily rate of $10,500. The vessel was acquired in January 2011 for a price of $9.5 million.

e)

To charter its 1995 built 1,162 TEU c/v Zagora for a period of approximately 6 months, starting from February 7, 2011 at a daily rate of $7,500. The vessel was acquired in December 2010 for a price of $8.3 million.

f)

To extend the charter agreement of the 3,883 TEU, 1993 built MSC Antwerp from May 15, 2011 for a period of 27 months at $17,500 daily. The vessel was acquired in 1999.

g)

To extend the charter agreement of the 2,024 TEU, 1992 built MSC Sudan II for a period of approximately 12 months, starting from July 2011, at a rate of $12,000 daily. The vessel was acquired in February 2011 for a price of $10.0 million.

•

Declared in April 2011, a dividend for the first quarter ended March 31, 2011, of $0.25 per share which was paid on May 12, 2011 to stockholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the NYSE) on April 28, 2011. This was the second cash dividend we have declared and paid since our Initial Public Offering on November 4, 2010.

Mr. Konstantinos V. Konstantakopoulos, Chairman and CEO of Costamare Inc., commented:

We are pleased that over the last 6 months we were able to grow in accordance with our plans.  I am confident that our recent investments in both new building and second hand vessels at an attractive point in the cycle will prove successful. After having been patient for almost 4 years, we are back on a growth track as we believe that today’s prices and charter rates justify the investment for the asset classes we are looking at.

After the Chinese New Year, the charter market developed as expected, so we are chartering our recently acquired vessels at favorable rates.

Our market is now entering its normal peak season and as long as the demand follows the usual pattern for this period, we do not expect any charter market deterioration; rather the opposite.

Going forward, we will be opportunistic and selective, while we will continue focusing on providing our customers with reliable and efficient services.

Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts):	2010	2011

Voyage revenue	$ 89,024	$ 85,961
Accrued charter revenue (1)	($ 9,117)	$7,988
Voyage revenue adjusted on a cash basis (2)	$79,907	$93,949

Adjusted EBITDA (3)	$ 50,612	$ 61,305
Adjusted Net Income (3)	$ 14,500	$ 22,396
Weighted Average number of shares	47,000,000	60,300,000
Adjusted Earnings per share (3)	$ 0.31	$ 0.37

EBITDA (3)	$ 60,795	$ 56,857
Net Income	$ 24,683	$ 17,948
Weighted Average number of shares	47,000,000	60,300,000
Earnings per share	$ 0.53	$ 0.30

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.

 (3) Adjusted net income, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. generally accepted accounting principles (GAAP). However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. Tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2011 and March 31, 2010. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income, (iii) Adjusted earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2010	2011

Net Income	$24,683	$ 17,948
Accrued charter revenue	(9,117)	7,988
Gain on sale of vessels	(2,295)	-
Realized (Gain) Loss on Euro/USD forward contracts	231	(6)
(Gain) Loss on derivative instruments	998	(4,731)
Initial purchases of consumable stores for newly acquired vessels	-	1,197

Adjusted Net income	$14,500	$ 22,396
Adjusted Earnings per Share	$0.31	$ 0.37
Weighted average number of shares	47,000,000	60,300,000

Adjusted Net income and Adjusted Earnings per Share represent net income before gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, Adjusted Net income and Adjusted Earnings per Share are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of Adjusted Net income and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net income and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net income and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net income and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net income and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Net Income to Adjusted EBITDA

	Three-month ended March 31,
(Expressed in thousands of U.S.dollars)	2010	2011

Net Income	$24,683	$ 17,948
Interest and finance costs	17,671	18,744
Interest income	(410)	(191)
Depreciation	16,859	18,445
Amortization of dry-docking and special survey costs	1,992	1,911
EBITDA	60,795	56,857
Accrued charter revenue	(9,117)	7,988
Gain on sale of vessels	(2,295)	-
Realized (Gain) Loss on Euro/USD forward contracts	231	(6)
(Gain) Loss on derivative instruments	998	(4,731)
Initial purchases of consumable stores for newly acquired vessels	-	1,197
Adjusted EBITDA	$50,612	$ 61,305

EBITDA represents net income before interest and finance costs, interest income, depreciation and amortization of deferred dry-docking & special survey costs.  Adjusted EBITDA represents net income before interest and finance costs, interest income, depreciation, amortization of deferred dry-docking & special survey costs, gain/(loss) on sale of vessels, non-cash changes in fair value of derivatives, non-cash changes in “Accrued charter revenue” deriving from escalating charter rates under which certain of our vessels operate and the cash of partial purchases of consumable stores for newly acquired vessels. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. generally accepted accounting principles, or “GAAP.” We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Note: Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to net income. Charges negatively impacting net income are reflected as increases to net income.

Results of Operations

Three-month period ended March 31, 2011 compared to the three-month period ended March 31, 2010

During the three-month periods ended March 31, 2011 and 2010, we had an average of 45.5 and 43.0 vessels, respectively, in our fleet. In the three-month period ended March 31, 2011 we accepted delivery of eight second-hand vessels with an aggregate TEU capacity of 17,458.  In the three-month period ended March 31, 2010 we sold the vessel MSC Germany with TEU capacity of 2,712. In the three-month period ended March 31, 2011 and 2010 our fleet ownership days totaled 4,099 and 3,874 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2010	2011

Voyage revenue	$ 89.0	$ 86.0	$ (3.0)	(3.4%)
Voyage expenses	(0.4)	(1.1)	0.7	175.0%
Voyage expenses – related parties	-	(0.6)	0.6	-
Vessels operating expenses	(25.8)	(27.5)	1.7	6.6%
General and administrative expenses	(0.6)	(1.2)	0.6	100.0%
Management fees – related parties	(2.7)	(3.5)	0.8	29.6%
Amortization of dry-docking and special survey costs	(2.0)	(1.9)	(0.1)	(5.0%)
Depreciation	(16.9)	(18.4)	1.5	8.9%
Gain on sale of vessels	2.3	-	(2.3)	(100.0%)
Foreign exchange gains / (losses)	(0.1)	0.1	0.2	200.0%
Interest income	0.5	0.2	(0.3)	(60.0%)
Interest and finance costs	(17.7)	(18.8)	1.1	6.2%
Other	0.1	(0.1)	(0.2)	(200.0%)
Gain (loss) on derivative instruments	(1.0)	4.7	5.7	570.0%
Net Income	$ 24.7	$ 17.9	$ (6.8)	(27.5%)

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended March 31,		Change	Percentage Change
	2010	2011

Voyage revenue	$ 89.0	$ 86.0	$ (3.0)	(3.4%)
Accrued charter revenue	(9.1)	8.0	17.1	187.9%
Voyage revenue adjusted on a cash basis	$ 79.9	94.0	$ 14.1	17.6%

Fleet operational data	Three-month period ended March 31,			Percentage Change
	2010	2011	Change

Average number of vessels	43.0	45.5	2.5	5.8%
Ownership days	3,874	4,099	225	5.8%
Number of vessels under dry-docking	5	7	2

Voyage Revenue

Voyage revenue decreased by 3.4%, or $3.0 million, to $86.0 million during the three-month period ended March 31, 2011, from $89.0 million during the three-month period ended March 31, 2010. This decrease is due mainly to increased off-hire days of our fleet, resulting from the increased number of vessels that were dry-docked during the three month period ended March 31, 2011 compared to the three month period ended March 31, 2010. Voyage revenues adjusted on a cash basis however, increased by 17.6%, or $14.1 million, to $94.0 million during the three-month period ended March 31, 2011, from $79.9 million during the three-month period ended March 31, 2010. The increase is attributable to increased charter rates received in accordance with certain escalation clauses of our charters, as well as to the increased ownership days of our fleet, partly offset by increased off-hire days of our fleet, resulting from the increased number of vessels that were dry-docked during the three-month period ended March 31, 2011 compared to the three-month period ended March 31, 2010.

Voyage Expenses

Voyage expenses increased by 175.0%, or $0.7 million, to $1.1 million during the three-month period ended March 31, 2011, from $0.4 million during the three-month period ended March 31, 2010. The increase was primarily attributable to the off-hire expenses, mainly to bunkers consumption, of the eight container vessels which were delivered to us by their sellers in the three-month period ended March 31, 2011 and to the increased number of vessels that were dry-docked during the period.

Voyage Expenses – related parties

Voyage expenses – related parties in the amount of $0.6 million represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public Offering completion date).

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain (loss) under derivative contracts entered into in relation to foreign currency exposure, increased by 6.6%, or $1.7 million, to $27.5 million during the three-month period ended March 31, 2011, from $25.8 million during the three-month period ended March 31, 2010. The increase is attributable to increased ownership days of our fleet, as well as to initial purchases of consumable stores for the eight vessels that we accepted delivery during the three-month period ended March 31, 2011. No vessels were delivered to us in the three-month period ended March 31, 2010.

General and Administrative Expenses

General and administrative expenses increased by 100.0%, or $0.6 million, to $1.2 million during the three-month period ended March 31, 2011, from $0.6 million during the three-month period ended March 31, 2010.  The increase in the three-month period ended March 31, 2011 was mainly attributable to increased public-company related expenses charged to us compared to the three-month period ended March 31, 2010, including $0.25 million for the services of the Company’s officers in aggregate charged to us by Costamare Shipping Company S.A. as provided under our management agreement signed on November 4, 2010 (Initial Public offering completion date).

Management Fees – related parties

Management fees paid to our managers increased by 29.6%, or $0.8 million, to $3.5 million during the three-month period ended March 31, 2011, from $2.7 million during the three-month period ended March 31, 2010. The increase was attributable to the new daily management fee charged by our managers subsequent to the completion of our Initial Public Offering on November 4, 2010 and to the increased fleet ownership days for the three-month period ended March 31, 2011, compared to the three-month period ended March 31, 2010.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs decreased by 5.0% or $0.1 million, to $1.9 million during the three-month period ended March 31, 2011, from $2.0 million during the three-month period ended March 31, 2010. The decrease was mainly attributable to the amortization expense not charged following the sale of the vessels MSC Germany, MSC Mexico and MSC Sicily during the nine-month period ended September 30, 2010 and the write-off of their unamortized dry-docking balance which was included in the sale result partially offset by the amortization expense charged for four of our vessels that underwent their initial dry-docking in the year ended December 31, 2010 and the amortization expense charged for seven of our vessels that underwent their initial dry-docking in the three-month period ended March 31, 2011.

Depreciation

Depreciation expense increased by 8.9%, or $1.5 million, to $18.4 million during the three-month period ended March 31, 2011, from $16.9 million during the three-month period ended March 31, 2010. The increase was primarily attributable to the depreciation expense charged for the vessel MSC Navarino that was delivered to us by the shipyard in May 2010, to the two container vessels that were delivered to us in November 2010 and to the eight container vessels that were delivered to us during the three-month period ended March 31, 2011. The vessel MSC Germany, which was sold in the three-month period ended March 31, 2010 was fully depreciated as of the date of her disposal.

Gain on Sale of Vessels

In the three-month period ended March 31, 2010, we recorded a gain of $2.3 million from the sale of vessel MSC Germany. During the three-month period ended March 31, 2011 no vessels were sold.

Foreign Exchange Gains / (Losses)

Foreign exchange gains were $0.1 million during the three-month period ended March 31, 2011, compared to losses of $0.1 million during the three-month period ended March 31, 2010, representing a change of $0.2 million resulting from favorable currency exchange rate movements between the U.S. dollar and the Euro.

Interest Income

During the three-month period ended March 31, 2011 interest income decreased by 60.0%, or $0.3 million, to $0.2 million, from $0.5 million during the three-month period ended March 31, 2010.  The change in interest income was mainly due to the decreased interest rates on our cash deposits in interest bearing accounts during the three-month period ended March 31, 2011 compared to the three month-period ended March 31, 2010.

Interest and Finance Costs

Interest and finance costs increased by 6.2%, or $1.1 million, to $18.8 million during the three-month period ended March 31, 2011, from $17.7 million during the three-month period ended March 31, 2010. The increase is partly attributable to increased financing costs incurred in relation to new credit facilities. Interest expense increased to $4.6 million during the three-month period ended March 31, 2011, from $4.4 million during the three-month period ended March 31, 2010 due to increased LIBOR during the period partially offset by the decreased average loan balances outstanding. The costs relating to our interest rate swap agreements was $13.6 million and $13.6 million during the three-month period ended March 31, 2011 and March 31, 2010, respectively.

Gain (Loss) on Derivative Instruments

The fair value of our 11 derivative instruments which were outstanding as of March 31, 2011 equates to the amount that would be paid by us or to us, should those instruments be terminated. As of March 31, 2011, the fair value of these 11 interest rate swaps in aggregate amounted to a liability of $95.7 million. Ten of the 11 interest rate derivative instruments that were outstanding as at March 31, 2011, qualified for hedge accounting and the effective portion in the change of their fair value is recorded in “Other comprehensive loss” in stockholders’ equity.  For the three-month period ended March 31, 2011, a gain of $9.4 million has been included in “Other comprehensive loss” in stockholders’ equity and a gain of $2.8 million has been included in “Gain (loss) on derivative instruments” in the consolidated statement of income, resulting from the fair market value change of the interest rate swaps during the three-month period ended March 31, 2011.

Cash Flows

Three-month period ended March 31, 2011 and March 31, 2010

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2010	2011
Net Cash Provided by Operating Activities	$28.7	$ 39.4
Net Cash Provided by (Used in) Investing Activities	$5.0	$ (158.9)
Net Cash Used in Financing Activities	$(28.0)	$ (34.7)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2011 increased by $10.7 million to $39.4 million, compared to $28.7 million for the three-month period ended March 31, 2010.  The increase was primarily attributable to (a) increased cash from operations of $14.0 million deriving from escalating charter rates and (b) favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue of $3.4 million (representing the difference between cash received in that period and revenue recognized on a straight-line basis), which were partly offset by the increased dry-docking payments of $1.7 million.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $158.9 million in the three-month period ended March 31, 2011, which consists of (a) $96.4 million advance payments for the construction and purchase of five newbuild vessels, (b) $74.9 million in payments for the acquisition of eight second-hand vessels, (c) $6.3 million of advances we received for the sale of three vessels and (d) $6.1 million we received from the sale of governmental bonds.

Net cash provided by investing activities was $5.0 million in the three-month period ended March 31, 2010, which consists of (a) $6.8 million in aggregate we received from the sale of vessel MSC Germany and the advance receipt from the buyers of MSC Toba  and (b) $1.8 million in payments for the construction cost of MSC Navarino.

Net Cash Used in Financing Activities

Net cash used in financing activities was $34.7 million in the three-month period ended March 31, 2011, which mainly consists of (a) $19.4 million of indebtedness that we repaid and (b) $15.1 million we paid for dividends to our stockholders for the fourth quarter of the year ended December 31, 2010.

Net cash used in financing activities was $28.0 million in the three-month period ended March 31, 2010, which mainly consists of (a) $19.4 million of indebtedness that we repaid and (b) $10.0 million we paid for dividends to our stockholders.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of March 31, 2011, we  had a total cash liquidity of $45.9 million, consisting of cash, cash equivalents and restricted cash.

Undrawn Credit Lines

As of March 31, 2011 we had a total of undrawn credit lines of $194 million.

As of May 1, 2011, we had $120.0 million in an undrawn credit line.

Debt-free vessels

As of May 1, 2011, the following vessels are free of debt:

Unencumbered Vessels in the water

(refer to fleet list in page 12  for full charter details)

Vessel Name	Year Built	TEU Capacity
HYUNDAI NAVARINO	2010	8,531
SEALAND MICHIGAN	2000	6,648
MSC AUSTRIA	1984	3,584
KARMEN	1991	3,351
RENA	1990	3,351
MARINA	1992	3,351
KONSTANTINA	1992	3,351
AKRITAS	1987	3,152
MSC CHALLENGER	1986	2,633
MSC SUDAN II	1992	2,024
MSC NAMIBIA II	1991	2,023
MSC SIERRA II	1991	2,023
MSC PYLOS	1991	2,020
PROSPER	1996	1,504
MSC TUSCANY	1978	1,468
MSC FADO	1978	1,181
ZAGORA	1995	1,162
HORIZON	1991	1,068

Capital commitments

As of May 1, 2011, we had outstanding commitments relating to our contracted newbuilds aggregating approximately to $858.5 million payable in installments until the vessels are delivered.

Conference Call details

On Tuesday, May 24, 2011 at 8:30 a.m. EDT, Costamare's management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Costamare."

A replay of the conference call will be available until May 31, 2011. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 25306424#

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the "Investors" section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships for charter. Costamare Inc. has more than 36 years of history in the international shipping industry and a fleet of 58 containerships, with a total capacity of approximately 320,000 TEU, including 10 newbuilds on order aggregating approximately 90,000 TEU. Costamare Inc.’s common shares trade on The New York Stock Exchange under the symbol “CMRE.”

Forward-Looking Statements

This earnings release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors.”

Contacts

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0000
Email: ir@costamare.com

www.costamare.com

Investor Relations Advisor/ Media Contact:
Nicolas Bornozis - President
Capital Link, Inc.
230 Park Avenue, Suite 1536
Tel: 212-661-7566
Email: costamare@capitallink.com

Fleet List

The tables below provide additional information, as of May 1, 2011, about our fleet of 58 containerships. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Hire (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)[2]
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	32,400(3)	May 2018	37,351
6	HYUNDAI NAVARINO	HMM	2010	8,531	1.2 years	44,000	March 2012	44,000
7	MAERSK KAWASAKI(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
8	MAERSK KURE(i)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
9	MAERSK KOKURA(i)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
10	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	34,875(4)	March 2018	28,422
11	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	34,875(5)	May 2018	31,899
12	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	34,875(6)	June 2018	28,502
13	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	29,875(7)	August 2018	26,167
14	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	34,875(8)	October 2018	28,573
15	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	34,500(9)	November 2019	33,195
16	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	34,875(10)	February 2020	33,356
17	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	34,875(11)	April 2020	33,401
18	ZIM NEW YORK	ZIM	2002	4,992	10 years	18,189(12)	July 2012	33,277
19	ZIM SHANGHAI	ZIM	2002	4,992	10 years	18,189(13)	August 2012	32,256
20	ZIM PIRAEUS(ii)	ZIM	2004	4,992	10 years	20,013(14)	March 2014	25,066
21	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	September 2016	31,061
22	NEW YORK EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	October 2016	31,048
23	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8 years	35,000(15)	July 2016	31,078
24	MSC MANDRAKI	MSC	1988	4,828	2.8 years	22,200(16)	August 2012	22,200
25	MSC MYKONOS	MSC	1988	4,828	3.2 years	22,200(17)	September 2012	22,200
26	MSC ANTWERP	MSC	1993	3,883	4.3 years	20,000(18)	August 2013	17,541
27	MSC WASHINGTON	MSC	1984	3,876	3.2 years	20,000(19)	February 2013	18,183
28	MSC KYOTO	MSC	1981	3,876	3.1 years	20,000(20)	June 2013	18,087
29	MSC AUSTRIA	MSC	1984	3,584	3.7 years	21,100(21)	November 2012	18,944
30	KARMEN	Sea Consortium	1991	3,351	1 year	19,400	April 2012	19,400
31	RENA	CSCL	1990	3,351	0.1 years	17,000	May 2011	17,000
32	MARINA	PO Hainan	1992	3,351	1 year	18,000	March 2012	18,000
33	KONSTANTINA	KMTC	1992	3,351	0.1 year	18,750	May 2012	18,750
34	AKRITAS	Hapag Lloyd	1987	3,152	1 year	11,000	August 2011	11,000
35	GARDEN(iii)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
36	GENIUS I(iii)	Evergreen	1984	2,922	3.3 years	15,200	November 2012	15,200
37	GATHER(iii)	Evergreen	1984	2,922	5 years	15,200	November 2012	15,200
38	GIFTED(iv)	Evergreen	1984	2,922	2.4 years	15,700	December 2011	15,700
39	MSC CHALLENGER	MSC	1986	2,633	2 years	10,000	September 2012	10,000
40	MSC SUDAN II	MSC	1992	2,024	3 years	14,000(22)	June 2012	12,411
41	MSC NAMIBIA II	MSC	1991	2,023	4.8 years	14,000(23)	July 2012	12,840
42	MSC SIERRA II	MSC	1991	2,023	3.7 years	14,000(24)	May 2012	12,868
43	MSC PYLOS	MSC	1991	2,020	1 year	9,200	January 2012	9,200
44	PROSPER	TS Lines	1996	1,504	1 year	10,500	March 2012	10,500
45	MSC TUSCANY	MSC	1978	1,468	1.9 years	7,920	August 2012	7,920
46	MSC FADO	MSC	1978	1,181	2 years	7,400	May 2012	7,400
47	ZAGORA	I.Messina	1995	1,162	0.5 years	7,500	July 2011	7,500
48	HORIZON	OACL	1991	1,068	7.1 years	10,050	April 2012	10,050

Newbuilds

Vessel Name		Shipyard	Charterer	Expected Delivery	Approximate Capacity (TEU)
1	Hull S4010	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
2	Hull S4011	Sungdong Shipbuilding	MSC	4th Quarter 2012	9,000
3	Hull S4020	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
4	Hull S4021	Sungdong Shipbuilding	Evergreen	1st Quarter 2013	8,800
5	Hull S4022	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
6	Hull S4023	Sungdong Shipbuilding	Evergreen	2nd Quarter 2013	8,800
7	Hull S4024	Sungdong Shipbuilding	Evergreen	3rd Quarter 2013	8,800
8	H1068A	Jiangnan Changxing	MSC	November 2013	9,000
9	H1069A	Jiangnan Changxing	MSC	December 2013	9,000
10	H1070A	Jiangnan Changxing	MSC	January 2014	9,000

(1)

Charter terms and expiration dates are based on the earliest date charters could expire.

(2)

This average rate is calculated based on contracted charter rates for the days remaining between May 1, 2011 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)

This charter rate escalates on August 31, 2011 to $37,596 per day until the earliest redelivery date.

(4)

This charter rate changes on January 1, 2012 to $30,375 and on May 8, 2014 to $26,100 per day until the earliest redelivery date.

(5)

This charter rate changes on June 1, 2011 to $42,679 per day, on January 1, 2012 to $38,179 per day and on June 30, 2014 to $26,100 per day until the earliest redelivery date.

(6)

This charter rate changes on January 1, 2012 to $30,375 and on August 24, 2014 to $26,100 per day until the earliest redelivery date.

(7)

This charter rate changes on January 1, 2012 to $25,375 per day and on October 20, 2014 to $26,100 per day until the earliest redelivery date.

(8)

This charter rate changes on January 1, 2012 to $30,375 per day and on December 4, 2014 to $26,100 per day until the earliest redelivery date.

(9)

This charter rate changes on June 1, 2011 to $42,990 per day, on January 1, 2012 to $38,490 per day and on January 13, 2016 to $26,100 per day until the earliest redelivery date.

(10)

This charter rate changes on June 1, 2011 to $42,961 per day, on January 1, 2012 to $38,461 per day and on April 28, 2016 to $26,100 per day until the earliest redelivery date.

(11)

This charter rate changes on June 1, 2011 to $42,918 per day, on January 1, 2012 to $38,418 per day and on June 11, 2016 to $26,100 per day until the earliest redelivery date.

(12)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a one-time payment at the earliest redelivery of approximately $6.9 million.

(13)

This charter rate changes on January 1, 2012 to $16,205 per day and on July 1, 2012 to $23,150 per day until the earliest redelivery date. In addition, if the charterer does not exercise its unilateral option to extend the term, the charterer is required to make a one-time payment at the earliest redelivery of approximately $6.9 million.

(14)

This charter rate changes on January 1, 2012 to $18,150 per day, on May 8, 2012 to $18,274 per day and on January 1, 2013 to $22,150 per day until the earliest redelivery date. In addition, the charterer is required to repay the remaining amount accrued during the reduction period, or approximately $5.0 million, no later than July 2016.

(15)

This charter rate changes on January 1, 2012 to $30,500 per day until the earliest redelivery.

(16)

This charter rate is applicable until November 2, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on November 2, 2011.

(17)

This charter rate is applicable until July 14, 2011. The “market rate” is payable for the remainder of the term. In order to calculate the average charter rate, we assumed that the charter expires on July 14, 2011.

(18)

This charter rate changes on May 15, 2011 to $17,500 per day until the earliest redelivery.

(19)

This charter rate changes on December 14, 2011 to $17,250 per day until the earliest redelivery date.

(20)

This charter rate changes on December 19, 2011 to $17,250 per day until the earliest redelivery date.

(21)

This charter rate changes on December 29, 2011 to $17,250 per day until the earliest redelivery date.

(22)

This charter rate changes on July 27, 2011 to $12,000 per day until the earliest redelivery date.

(23)

This charter rate changes on December 17, 2011 to $11,500 per day until the earliest redelivery date.

(24)

This charter rate changes on December 20, 2011 to $11,250 per day until the earliest redelivery date.

(i)

Charterers have unilateral options to extend the charters of the vessels for two periods of 30 months +/-90 days at a rate of $41,700 per day.

(ii)

Charterer has a unilateral option to extend the charter of the vessel for a period of 12 months +/-60 days at a rate of $27,500 per day.

(iii)

Charterers have unilateral options to extend the charters of the vessels for periods until 2014, at a rate of $14,000 per day.

(iv)

Charterers have a unilateral option to extend the charter of the vessel for a period of one year +/-30 days at a rate of $14,000 per day.

COSTAMARE INC.

Consolidated Statements of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2010	2011

REVENUES:
Voyage revenues	$89,024	$ 85,961

EXPENSES:
Voyage expenses	(390)	(1,098)
Voyage expenses – related parties	-	(646)
Vessels’ operating expenses	(25,789)	(27,503)
General and administrative expenses	(601)	(1,181)
Management fees - related parties	(2,732)	(3,483)
Amortization of dry-docking and special survey costs	(1,992)	(1,911)
Depreciation	(16,859)	(18,445)
Gain (Loss) on sale of vessels	2,295	-
Foreign exchange gains / (losses)	(93)	90

Operating income	$42,863	$ 31,784

OTHER INCOME (EXPENSES):
Interest income	$410	$ 191
Interest and finance costs	(17,671)	(18,744)
Other	79	(14)
Gain (loss) on derivative instruments	(998)	4,731

Total other expenses	$(18,180)	$ (13,836)

Net Income	$24,683	$ 17,948

Earnings per share

Basic and diluted net income per share	$0.53	$ 0.30
Basic and diluted weighted average number of common shares	47,000,000	60,300,000

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2010	As of March 31, 2011

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 159,774	$ 5,541
Restricted cash	5,121	4,599
Receivables	3,360	2,119
Inventories	9,534	15,146
Due from related parties	1,297	2,118
Fair value of derivatives	458	2,377
Insurance claims receivable	747	2,024
Investments	6,080	-
Accrued charter revenue	22,413	17,276
Prepayments and other	2,428	3,780
Vessels held for sale	-	8,233
Total current assets	$ 211,212	$ 63,213

FIXED ASSETS, NET:
Advances for vessels acquisitions	$ 3,830	$ 96,432
Vessels, net	1,531,610	1,585,581
Total fixed assets, net	$ 1,535,440	$ 1,682,013

OTHER NON-CURRENT ASSETS:
Deferred charges, net	30,867	32,233
Restricted cash	36,814	35,768
Accrued charter revenue	14,449	11,598
Total assets	$ 1,828,782	$ 1,824,825

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$ 114,597	$ 130,060
Accounts payable	4,128	13,647
Due to related parties	-	1,871
Accrued liabilities	7,761	11,554
Unearned revenue	2,580	3,083
Fair value of derivatives	53,880	57,449
Other current liabilities	1,842	1,767
Total current liabilities	$ 184,788	$ 219,431

NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$ 1,227,140	$ 1,192,277
Fair value of derivatives, non current portion	54,062	38,298
Unearned revenue, net of current portion	650	414
Total non-current liabilities	$ 1,281,852	$ 1,230,989

COMMITMENTS AND CONTINGENCIES	$ -	$ -

STOCKHOLDERS’ EQUITY:
Common stock	$ 6	$ 6
Additional paid-in capital	519,971	519,971
Accumulated other comprehensive loss	(82,895)	(73,505)
Accumulated deficit	(74,940)	(72,067)
Total stockholders’ equity (deficit)	$ 362,142	$ 374,405

Total liabilities and stockholders’ equity	$ 1,828,782	$ 1,824,825

COSTAMARE INC.

Statements of Cash Flows

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars)	2010	2011

Cash Flows from Operating Activities:
Net income:	$24,863	$ 17,948
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Depreciation	16,859	18,445
Amortization of financing costs	204	663
Amortization of deferred dry-docking and special surveys	1,992	1,911
Loss (gain) on derivative instruments	998	(4,731)
Amortization of unearned revenue	(160)	(161)
(Gain) Loss on sale of vessels	(2,295)	-
Loss on sale of available for sale securities	-	7
Changes in operating assets and liabilities:
Receivables	$296	$ 1,241
Due from related parties	174	(821)
Inventories	1,717	(5,612)
Claims receivable	286	(1,277)
Prepayments and other	(2,137)	(1,352)
Accounts payable	(2,028)	3,242
Due to related parties	260	1,871
Accrued liabilities	(72)	3,791
Unearned revenue	563	428
Other liabilities	(1,061)	(75)
Dry-dockings	(2,423)	(4,090)
Accrued charter revenue	(9,117)	7,988
Net Cash from Operating Activities	$28,739	$ 39,416

Cash Flows from Investing Activities:
Advances for vessels’ acquisitions	$(1,722)	$ (96,432)
Vessel acquisitions/Addition to vessel cost	-	(74,843)
Proceeds from sale of available for sale securities	-	6,082
Proceeds from the sale of vessels	6,771	6,277
Net Cash provided by (Used in) Investing Activities	$5,049	$(158,916)

Cash Flows from Financing Activities:
Repayment of long-term debt	$(19,400)	$ (19,400)
Payments for financing costs	-	(1,826)
Dividends paid	(10,000)	(15,075)
(Increase) decrease in restricted cash	1,420	1,568
Net Cash used in Financing Activities	$(27,980)	$ (34,733)

Net increase (decrease) in cash and cash equivalents	$5,808	$(154,233)
Cash and cash equivalents at beginning of period	12,282	159,774
Cash and cash equivalents at end of period	$18,090	$ 5,541